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                             April 15, 2021

       Seth Lederman
       Chief Executive Officer
       Tonix Pharmaceuticals Holding Corp.
       26 Main Street, Suite 101
       Chatham, New Jersey 07928

                                                        Re: Tonix
Pharmaceuticals Holding Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed on April 1,
2021
                                                            File No. 333-254975

       Dear Mr. Lederman:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3 filed April 1, 2021

       Cover Page

   1. Please describe the recent price volatility in your stock and briefly disclose any known risks of investing in
your stock under these circumstances. For additional guidance, please see the Division of
Corporation Finance's February 8, 2021 "Sample Letter to Companies
                                                        Regarding Offerings
During Times of Extreme Price Volatility" available
                                                        at:
https://www.sec.gov/corpfin/sample-letter-securities-offerin gs-during-extreme-price-
                                                        volatility.
   2. Please add, for comparison purposes, disclosure demonstrating the extent of the recent price volatility in
your stock. For example, please supplement the disclosure of the recent stock price by also
disclosing the closing prices on February 1, 2021 and February 11,
                                                        2021.
 Seth Lederman
Tonix Pharmaceuticals Holding Corp.
April 15, 2021
Page 2
3. Please describe any recent change in your financial condition or results of operations, such as your earnings, revenues or other measure of company value that is consistent with the recent change in your stock price. If no such change to your financial condition or results of operations exists, disclose that fact.
Risk Factors, page 3

4. Please include a risk factor addressing the recent extreme volatility in your stock price.
      Your disclosure should include intra-day stock price range information and should cover a period of time sufficient to demonstrate the recent price volatility and should address the impact on investors. Your disclosure should also address the potential for rapid and substantial decreases in your stock price, including decreases unrelated to your operating performance or prospects. To the extent recent increases in your stock price are significantly inconsistent with improvements in actual or expected operating performance, financial condition or other indicators of value, discuss the inconsistencies and where relevant quantify them. If you lack information to do so, explain why.
5.    Please include a risk factor addressing the effects of a potential
short squeeze    due to a
      sudden increase in demand for your stock. Among other things, your disclosure should describe what typically happens following a short squeeze and address the impact on investors that purchase shares during this time.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tom Kluck at 202-551-3233 or Joe McCann at 202-551-6262 if you have any questions.



                                                             Sincerely,
FirstName LastNameSeth Lederman
                                                             Division of
Corporation Finance
Comapany NameTonix Pharmaceuticals Holding Corp.
                                                             Office of Life
Sciences
April 15, 2021 Page 2
cc:       Michael J. Lerner
FirstName LastName